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October 1, 2009

VIA EDGAR AND EMAIL
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U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Christina DiAngelo

Re:  The Arbitrage Fund (File No. 811-09815)

Ms. DiAngelo:

This letter responds to comments given by you to Eric Kleinschmidt, in his capacity as Chief Financial Officer of The Arbitrage Fund (the "Registrant") in a telephone conversation on August 31, 2009. The comments provided relate to the May 31, 2009 amended annual report filed on Form N-CSR (the "Report").

In connection with the responses below, we acknowledge on behalf of the Registrant that the Registrant, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Report; and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Registrant's response.

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SEC COMMENT 1
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When filing an amended N-CSR, the Registrant should include correspondence detailing the amendments that have been made to the original filing.

REGISTRANT RESPONSE TO COMMENT 1
THE REGISTRANT AGREES, AND THE AMENDED N-CSR REFERRED TO IN COMMENT 2 WILL INCLUDE SUCH DETAILS. FURTHERMORE, SHOULD THE REGISTRANT MAKE AMENDMENTS TO OTHER N-CSR FILINGS IN THE FUTURE, SUCH CORRESPONDENCE ALSO WILL BE INCLUDED DETAILING THE REASON FOR THE AMENDED FILING.
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SEI
     New ways.
     New answers.(C)
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1 Freedom Valley Drive P.O. Box 1100 Oaks, PA 19456 T 610 676 1000/www.seic.com


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SEC COMMENT 2
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In Item 2 of Form N-CSR, the Registrant should include the current Code of
Ethics pursuant to Form N-CSR Item 2(f)(1) and such Code of Ethics should be made available pursuant to Form N-CSR Item 2(f)(2) and 2(f)(3). The Registrant should amend the N-CSR filing to include the Code of Ethics.

REGISTRANT RESPONSE TO COMMENT 2
THE REGISTRANT WILL FILE AN AMENDED FORM N-CSR THAT WILL INCLUDE THE CODE OF ETHICS AS AN EXHIBIT PURSUANT TO ITEM 12(A)(1). IN ADDITION, THE REGISTRANT WILL UNDERTAKE IN THE AMENDED FORM N-CSR TO PROVIDE ANY PERSON WITHOUT CHARGE, UPON REQUEST, A COPY OF SUCH CODE OF ETHICS AND EXPLAIN THE MANNER IN WHICH SUCH REQUEST MAY BE MADE.
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SEC COMMENT 3
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The Registrant's Form N-PX was filed on August 27, 2008, however the signature page of the filing was dated August 31, 2008. Please explain.

REGISTRANT RESPONSE TO COMMENT 3
ALTHOUGH FORM N-PX WAS SIGNED ON AUGUST 27, 2008 AND FILED ELECTRONICALLY ON AUGUST 27, 2008, THE DATE OF THE ELECTRONIC SIGNATURE WAS INADVERTENTLY NOT UPDATED DURING THE PREPARATION OF THE EDGAR PROOF AND SUBSEQUENT FILING. SEI HAS UPDATED ITS N-PX REVIEW CHECKLIST TO INCLUDE A CHECK TO ENSURE THAT THE ELECTRONIC FILING DATE IS ACCURATE.
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SEC COMMENT 4
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Excise tax expense - Statement of Operations, page 6: The excise tax has been included in professional fees, however such expenses should have been disclosed on a separate line item or included with "other expenses."

REGISTRANT RESPONSE TO COMMENT 4
THE REGISTRANT AGREE,S AND SHOULD THE REGISTRANT INCUR SUCH EXPENSES IN THE FUTURE, THE REGISTRANT WILL DISCLOSE THEM SEPARATELY.
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SEC COMMENT 5
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With respect to the excise tax incurred by the Registrant, the Registrant should have disclosed to its shareholders information with respect to the excise tax.

REGISTRANT RESPONSE TO COMMENT 5
THE REGISTRANT AGREES AND HAS INCLUDED DISCLOSURE WITH RESPECT TO THE TAX EXPENSE PAID DURING THE FISCAL YEAR ENDED MAY 31, 2009 IN ITS UPDATED PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 1, 2009.
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SEI
     New ways.
     New answers.(C)
--------------------------------------------------------------------------------
1 Freedom Valley Drive P.O. Box 1100 Oaks, PA 19456 T 610 676 1000/www.seic.com

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SEC COMMENT 6
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What is the Registrant's policy with respect to posting its most recent shareholder reports on its website? As of the date of this desktop review, the annual report as of May 31, 2009 had not yet been posted to the website.

REGISTRANT RESPONSE TO COMMENT 6
It is the Registrant's policy to post its most recent shareholder report on its website as soon as a final PDF is available. Once the shareholder report as of May 31, 2009 was finalized and mailed to the Registrant's shareholders, a question was raised with respect to the Registrant's expense ratios. The Registrant determined that it would be useful to its current and potential shareholders to add some additional disclosure in the Financial Highlights and Disclosure of Fund Expenses, and the Registrant elected to wait until such revisions were finalized, and a revised PDF of the shareholder report was available, to post the shareholder report to its website.
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SEC COMMENT 7
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On the Statement of Operations, page 6, please explain what the "Interest rebate expense" represents. Additionally, the Registrant should consider disclosing a description of this expense in future reports.

REGISTRANT RESPONSE TO COMMENT 7
The interest rebate expense is charged by the prime broker on the securities sold short by the Registrant. The Registrant is charged for each position based upon the availability of the position to be loaned for short sales. The Registrant is charged for the duration of time that security is sold short. The Registrant will disclose a description of this expense beginning with the semi-annual report dated November 30, 2009.
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SEC COMMENT 8
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On the Portfolio of Investments, page 17, and the Schedule of Securities Sold
Short, page 20, the Registrant should consider disclosing the counterparty to its equity swap contracts.

REGISTRANT RESPONSE TO COMMENT 8
The Registrant agrees, and beginning with the Registrant's Form N-Q as of August 31, 2009, the Registrant will disclose the counterparty for any equity swaps held as of that date.
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SEC COMMENT 9
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On page 42, Portfolio Information, the Registrant should consider disclosing what types of investments are included in the sector weightings pie chart.

REGISTRANT RESPONSE TO COMMENT 9
The Registrant agrees, and beginning with the Registrant's semi-annual report as of November 30, 2009, the Registrant will disclose the investments represented in the sector weightings pie chart.
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SEI
     New ways.
     New answers.(C)
--------------------------------------------------------------------------------
1 Freedom Valley Drive P.O. Box 1100 Oaks, PA 19456 T 610 676 1000/www.seic.com

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SEC COMMENT 10
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In the notes to the financial statements on page 26, the disclosure indicates that the Registrant did not have any level 3 securities as of May 31, 2009. However, in the Portfolio of Investments on page 17, note (e) references securities that are fair valued by the pricing committee as of May 31, 2009. Please explain why these securities are not considered to be level 3 as of May 31, 2009.

FUND RESPONSE TO COMMENT 10
In determining the level of fair value hierarchy in which each investment held by the Registrant is classified, the Registrant utilizes the guidance presented in Statement of Financial Accounting Standards No. 157 ("SFAS 157"). According to SFAS 157, Level 3 is defined as prices, inputs, or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity). The securities listed as Level 2 by the Registrant as of May 31, 2009 all have observable inputs. Although these securities no longer trade in the open market, they are subject to corporate actions. These corporate actions are all merger deals that have definable pricing terms for the companies being acquired. These terms are based on the observable prices of the acquiring companies. Therefore, the Registrant has concluded that classifying these investments as Level 2 is appropriate.
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Please contact Eric Kleinschmidt at (610) 676-3426 if you have any questions or comments.



Very truly yours,

/s/ Eric Kleinschmidt
-------------------------------
Eric Kleinschmidt
Chief Financial Officer


cc:  Matthew Hemberger
     John S. Orrico
     Jim Volk